Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CUE BIOPHARMA, INC.

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

Cue Biopharma, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That the Board of Directors of the Corporation has duly adopted resolutions in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware authorizing, declaring advisable and approving an amendment to the Amended and Restated Certificate of Incorporation, as amended, of the Corporation. Thereafter, the stockholders of the Corporation duly adopted such amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

SECOND: That the amendment to the Amended and Restated Certificate of Incorporation, as amended, of the Corporation set forth in this Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the Board of Directors and stockholders of the Corporation.

THIRD: That, upon the effectiveness of this Certificate of Amendment, Section 3.01 of Article III of the Amended and Restated Certificate of Incorporation, as amended, is hereby amended and restated in its entirety as follows:

“SECTION 3.01. Amount.

(A) Effective upon the effective time of this Certificate of Amendment of Amended and Restated Certificate of Incorporation, as amended, of the Corporation (the “Effective Time”), a one-for-thirty reverse stock split of the Common Stock shall become effective, pursuant to which each thirty (30) (the “Reverse Stock Split Number”) shares of Common Stock issued and outstanding and held of record by each stockholder of the Corporation immediately prior to the Effective Time shall be automatically reclassified and combined into one (1) validly issued, fully paid and nonassessable share of Common Stock without any further action by the Corporation or the holder thereof and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.001 par value per share. No fractional shares of Common Stock shall be issued as a result of or in connection with the Reverse Stock Split and in lieu thereof, any stockholder who otherwise would be entitled to receive a fractional share of Common Stock shall be entitled to receive cash (without interest) equal to the fraction of one share of Common Stock to which such stockholder would otherwise be entitled multiplied by (i) the closing price per share of the Common Stock on the Nasdaq Capital Market at the close of business on the trading day preceding the date of the Effective Time multiplied by (ii) the Reverse Stock Split Number.

Each stock certificate or book entry position that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate or book entry position have been reclassified as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time; provided, however, that each stockholder of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new book entry position evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.

(B) The total number of shares which the Corporation has authority to issue is 310,000,000 shares, consisting of: 10,000,000 shares designated as Preferred Stock, par value of $0.001 per share (“Preferred Stock”), and 300,000,000 shares designated as Common Stock, par value of $0.001 per share (“Common Stock”). ”

FOURTH This Certificate of Amendment of Amended and Restated Certificate of Incorporation, as amended, shall be effective at 5:00 p.m., Eastern Time, on April 23, 2026.

IN WITNESS WHEREOF, this Certificate of Amendment of Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 22nd day of April, 2026.

CUE BIOPHARMA, INC.

/s/ Lucinda Warren
By: Title:	Lucinda Warren Interim President and Chief Executive Officer